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                             March 28, 2023

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 17,
2023
                                                            File No. 333-269684

       Dear Zheng Nan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Use of Proceeds, page 63

   1. We note your disclosure that you plan to use approximately $3.0 million of the proceeds for general corporate
purposes and approximately $8.0 million of the proceeds for
                                                        working capital for
your China operations, including but not limited to sale and marketing expenses, and research
and development expenses for your Wetour digital platform
                                                        related products and
services. Please revise to more specifically identify the principal intended uses of the
net proceeds and provide the estimated amount you intend to allocate to each identified
purpose. For example, discuss if any of the proceeds will be used to advance the "Business
Strategies" disclosed on page 4. If you do not have a current specific plan for the
proceeds of this offering, please discuss the principal reasons for offering and how you
determined the size of the offering. Refer to Item 4.A of Form F-1
 Zheng Nan
Webus International Ltd.
March 28, 2023
Page 2
      and Item 3.C of Item 20-F.
Index to Consolidated Financial Statements
Note 13. Subsequent Event, page F-48

2. Please update the date through which subsequent events were evaluated. Refer to ASC
      855-10-50-1 and ASC 855-10-S99-2.
        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
March 28, 2023 Page 2
cc:       Fang Liu. Esq.
FirstName LastName